Mail Stop 3561

May 29, 2008

<u>Via Fax & U.S. Mail</u>

Mr. George Economou
Chief Executive Officer and Interim Chief Financial Officer
80 Kifissias Avenue
GR 15125 Amaroussion, Greece

>   **Re: DryShips Inc.**
>   **Form 20-F for the year ended December 31, 2007**
>   **Filed March 31, 2008**
>   **File No. 001-33922**

Dear Mr. Economou:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

<u>Form 20-F for the year ended December 31, 2007</u>

<u>Management's Discussion & Analysis</u>

<u>– Critical Actg Policies</u>

– Deferred Drydock Costs

1. We note your disclosure that costs capitalized as part of the drydock include actual costs incurred at the drydock yard and the cost of hiring a third party to oversee a drydock. Please provide us with detail of the types and amounts of costs capitalized each period.   We consider drydock costs eligible for capitalization as including only those direct costs you incur <u>solely as a result</u> of the regulatory requirement that a vessel be inspected, as opposed to costs that you elect to incur at the time of the drydocking out of convenience to your business operations. Please revise your policy accordingly and include a description of the types of costs capitalized in the notes to the financial statements and the Critical Accounting Policies and Estimates section of MD&A. To the extent you have previously capitalized costs not incurred solely as a result of the regulatory requirement that a vessel be inspected, please restate your financial statements accordingly, if the amount is material.

Item 11. Quantitative and Qualitative Disclosures About Market Risk, page 87

2. We note your disclosure that you have currency and exchange rate risk. Please revise future filings to disclose these risks in accordance with one of the three disclosure alternatives set forth in Item 305 of Regulation S-K.

Notes to the Financial Statements

Note 3(c) Lease Agreement

3. We note your disclosure that the annual rental for the leased office space for the first two years is Euro 9,000. Please revise future filings to ensure all amounts are disclosed in U.S. dollars, as that is your functional currency. The amount in Euros may be disclosed in parenthesis if that is the currency that is stated in the lease agreement. Also, please make these changes elsewhere in the filing, such as in MD&A, as applicable. Additionally, please revise future filings to disclose future minimum rental payments required as of the date of the latest balance sheet presented, in the aggregate and for each of the five succeeding fiscal years. See paragraph 16 of SFAS No. 13.

Note 5. Vessels, Net

4. We note your disclosure that the net book value of vessel disposals in 2007 was $215,552. In light of your disclosure in the table of vessel disposals that the MOA price was $362,850 for the vessels disposed of in 2007, please tell us how you calculated the gain on sale of $134,963.

Note 9. Long-term Investment

5. We note your disclosure of the results of operations information of Ocean Rig for the 12 day period of ownership ended December 31, 2007. However, Rule 4-08(g)(2) requires the summarized financial information to be presented insofar as is practicable as of the same dates and for the same periods as the audited consolidated financial statements provided. We believe that since this investment was significant during 2007, the summarized results of operations information for Ocean Rig should be presented for the entire year ended December 31, 2007. Please revise future filings accordingly.

6. We note from your disclosures on page 21 that your investment in Ocean Rig ASA carries with it certain obligations that may require you to pay additional consideration, purchase additional shares or prevent you from exercising your rights in the shares acquired. Please tell us and revise future filings to disclose the nature and amount, if any, of additional consideration paid as of December 31, 2007, and to explain how you will account for any contingent consideration if the contingency is met (i.e, additional purchase price or expense). Also, please revise future filings to disclose the nature of these potential obligations.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

VIA FACSIMILE:

Elizabeth Park

Seward & Kissel LLP

(212) 480-8421